UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






                                  FORM U-9C-3



                               QUARTERLY REPORT



                   For the quarter ended September 30, 2000

        Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                  Act of 1935







                          ALLIANT ENERGY CORPORATION

                          222 West Washington Avenue

                           Madison, Wisconsin 53703

                                 608-252-3311

                          ALLIANT ENERGY CORPORATION

                                  FORM U-9C-3

                   For the Quarter Ended September 30, 2000




                                   CONTENTS

                                                                         Page

ITEM 1 - Organization Chart                                                3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions    4

ITEM 3 - Associate Transactions                                            5

ITEM 4 - Summary of Aggregate Investment                                   6

ITEM 5 - Other Investments                                                 7

ITEM 6 - Financial Statements and Exhibits                                 7

SIGNATURES                                                                 7

EXHIBIT A                                                                  8

ITEM 1 - ORGANIZATION CHART


------------------------------------------------------------------------------------------------------------------------------------
                            Name of                                                                      Percentage
                       Reporting Company                   Energy- or                                     of Voting   Nature of
                (Organization Chart Hierarchy)             Gas-Related     Date of         State of      Securities    Business
                              (a)                            Company     Organization    Organization       Held         (a)
------------------------------------------------------------------------------------------------------------------------------------
Oak Hill Pipeline L.P.                                       Energy         4/1/97           Texas           99%     (ix) -1
Alliant Energy Desdemona, L.P.                               Energy        2/14/00         Delaware          99%     (ix) -1
Alliant South Texas Pipeline, L.P.                           Energy        4/20/99           Texas           90%     (ix) -1
Bastian Bay Pipeline, L.P.  (NEW)                            Energy        8/31/00           Texas           90%     (ix) - 1
(IEA Delaware / IEA / ISCO / Resources / Alliant Energy)

Industrial Energy Applications, Inc.                         Energy         2/2/62           Iowa           100%     (i)
Heartland Energy Group, Inc.                                 Energy         6/1/95         Wisconsin        100%     (v) - 1
RMT, Inc.                                                    Energy        7/29/83         Wisconsin        100%     (vii) - 1
(ISCO / Resources / Alliant Energy)

Residuals Management Technology, Inc., Ohio                  Energy        1/22/97           Ohio            48%     (vii) - 1
RMT North Carolina, Inc.                                     Energy         4/6/69      North Carolina      100%     (vii) - 1
RMT, Inc., Michigan                                          Energy        12/15/95        Michigan         100%     (vii) - 1
RMT International, Inc.                                      Energy        10/9/97         Wisconsin        100%     (vii) - 1
(RMT / ISCO / Resources / Alliant Energy)

ReGENco, LLC                                                 Energy        4/19/99         Wisconsin         30%     (vii) - 2
(HES / Investments / Resources / Alliant Energy)

Schedin & Associates, Inc.                                   Energy        6/22/82         Minnesota        100%     (i)
BFC Gas Company L.L.C.                                       Energy        12/7/95           Iowa            60%     (vi)
(IEA / ISCO / Resources / Alliant Energy)

Williams Bulk Transfer Inc.                                  Energy        4/27/99           Iowa           100%     (ix) - 2
(Transportation / Resources / Alliant Energy)

Cargill-Alliant, LLC                                         Energy        10/29/97        Wisconsin         50%     (v) - 2
(Alliant Energy)

Henwood Energy Services, Inc.                                Energy         8/9/85        California         17%     (i)
(Resources / Alliant Energy)
------------------------------------------------------------------------------------------------------------------------------------

(a)        The following abbreviations were used:

---------------------------------------------------------------     ----------------------------------------------------------------
Abbreviation      Legal Name                                           Abbreviation   Nature of Business
---------------------------------------------------------------     ----------------------------------------------------------------

Alliant Energy    Alliant Energy Corporation                           (i)            Energy management services
HES               Heartland Energy Services, Inc.                      (v) - 1        Brokering of energy commodities - natural gas
IEA               Industrial Energy Applications, Inc.                 (v) - 2        Brokering and marketing of energy
IEA Delaware      Industrial Energy Applications Delaware Inc.                           commodities - electricity
Investments       Alliant Energy Investments, Inc.                     (vi)           Production of alternative fuels
ISCO              Alliant Energy Industrial Services, Inc.             (vii) - 1      Environmental licensing, testing, and
Resources         Alliant Energy Resources, Inc.                                         remediation services
RMT               RMT, Inc.                                            (vii) - 2      Integrated turbine and generator services
Transportation    Alliant Energy Transportation, Inc.                  (ix) - 1       Fuel transportation facilities services
                                                                       (ix) - 2       Fuel handling and storage facilities services
---------------------------------------------------------------     ----------------------------------------------------------------

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:
Investment level at September 30, 2000


------------------------------------------------------------------------------------------------------------------------------------
                                                                    Principal
              Company                           Type of             Amount of
              Issuing                          Security              Security                 Person to
             Security                           Issued            (in thousands)       Whom Security was Issued
------------------------------------------------------------------------------------------------------------------------------------
Alliant Energy Desdemona, L.P.            Partnership capital        $2,927     Industrial Energy Applications Delaware Inc.(1)
Alliant South Texas Pipeline, L.P.        Partnership capital        $5,923     Industrial Energy Applications Delaware Inc.(1)
Bastian Bay Pipeline, L.P.                Partnership capital          $829     Industrial Energy Applications Delaware Inc.(1)
BFC Gas Company L.L.C.                    Capital                    $2,600     Industrial Energy Applications, Inc.(1)
Cargill-Alliant, LLC                      Capital                    $5,000     Alliant Energy Corporation (1)
Heartland Energy Group, Inc.              Common stock               $3,289     Alliant Energy Industrial Services, Inc.(1)
Henwood Energy Services, Inc.             Common stock               $1,342     Alliant Energy Resources, Inc.(1)
Industrial Energy Applications, Inc.      Common stock               $9,971     Alliant Energy Industrial Services, Inc.(1)
                                          Money pool borrowings     $37,162     Alliant Energy Resources, Inc.(1)
Oak Hill Pipeline L.P.                    Partnership capital        $5,175     Industrial Energy Applications Delaware Inc.(1)
ReGENco, LLC                              Class A Units              $1,083     Heartland Energy Services, Inc.(1)
                                          Class B Units                $667     Heartland Energy Services, Inc.(1)
RMT, Inc. (including subsidiaries)        Common stock              $11,822     Alliant Energy Industrial Services, Inc.(1)
Schedin & Associates, Inc.                Money pool borrowings        $702     Alliant Energy Resources, Inc.(1)
Williams Bulk Transfer Inc.               Common stock                   $1     Alliant Energy Transportation, Inc.(1)
                                          Money pool borrowings      $4,956     Alliant Energy Resources, Inc.(1)
--------------------------------------------------------------------------------------- --------------------------------------------

(1) Associate company.

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended September 30, 2000

Part I -- Transactions performed by reporting companies on behalf of associate companies (b):
------------------------------------------------------------------------------------------------------------------------------------
Reporting      Associate                                          Direct         Indirect                           Total
Company        Company            Types of                        Costs            Costs          Cost of          Amount
Rendering      Receiving          Services                       Charged          Charged         Capital          Billed
Services       Services           Rendered                    (in thousands)  (in thousands)   (in thousands)  (in thousands)
------------------------------------------------------------------------------------------------------------------------------------
RMT             WP&L              Environmental consulting         $67              $-               $-             $67
RMT             IEA               Environmental consulting          45               -                -              45
RMT             IESU              Environmental consulting          17               -                -              17
RMT             Barge             Environmental consulting           8               -                -               8
RMT             Resources         Environmental consulting          28               -                -              28
RMT             IPC               Environmental consulting           2               -                -               2
Williams        Cargill-Alliant   Coal handling                    322               -                -             322
------------------------------------------------------------------------------------------------------------------------------------



Part II -- Transactions performed by associate companies on behalf of reporting companies (b):
------------------------------------------------------------------------------------------------------------------------------------
Associate      Reporting                                              Direct         Indirect                           Total
Company        Company               Types of                         Costs            Costs          Cost of          Amount
Rendering      Receiving             Services                        Charged          Charged         Capital          Billed
Services       Services              Rendered                     (in thousands)  (in thousands)   (in thousands)  (in thousands)
------------------------------------------------------------------------------------------------------------------------------------

IESU            IEA                  Fossil plant operations             $5              $-               $-              $5
RMT             IEA                  Environmental consulting            45               -                -              45
SERVCO          HEG                  Administrative services             18               -                -              18
SERVCO          IEA                  Administrative services             45               -                -              45
SERVCO          RMT                  Administrative services             24               -                -              24
SERVCO          Schedin              Administrative services              2               -                -               2
SERVCO          Williams             Administrative services              5               -                -               5
Whiting         ISCO                 Gas marketing                       83               -                -              83
Whiting         IEA                  Gas marketing                        8               -                -               8
Williams        Cargill-Alliant      Coal handling                      322               -                -             322
------------------------------------------------------------------------------------------------------------------------------------

NOTE:  All services provided by SERVCO were directly charged to the reporting company, thus there were no cost allocations.


(a)        The following abbreviations were used:
--------------------------------------------------------------        --------------------------------------------------------------
Abbreviation      Legal Name                                          Abbreviation     Legal Name
--------------------------------------------------------------        --------------------------------------------------------------

Barge             IEI Barge Services, Inc.                            Resources        Alliant Energy Resources, Inc.
Cargill-Alliant   Cargill-Alliant, LLC                                RMT              RMT, Inc.
HEG               Heartland Energy Group, Inc.                        SERVCO           Alliant Energy Corporate Services, Inc.
IEA               Industrial Energy Applications, Inc.                Schedin          Schedin & Associates, Inc.
IESU              IES Utilities Inc.                                  Whiting          Whiting Petroleum Corporation
IPC               Interstate Power Company                            Williams         Williams Bulk Transfer Inc.
ISCO              Alliant Energy Industrial Services, Inc.            WP&L             Wisconsin Power and Light Company
--------------------------------------------------------------        --------------------------------------------------------------

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)


Investments in energy-related companies:

------------------------------------------------------------------------------------------------------------------------------------
Total consolidated capitalization as of September 30, 2000 (a)                                    $4,379,366           Line 1
------------------------------------------------------------------------------------------------------------------------------------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                                   656,905           Line 2
------------------------------------------------------------------------------------------------------------------------------------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)                            656,905           Line 3
------------------------------------------------------------------------------------------------------------------------------------
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category i                                                                  702
     Energy-related business category ii                                                                   -
     Energy-related business category iii                                                                  -
     Energy-related business category iv                                                                   -
     Energy-related business category v                                                                    -
     Energy-related business category vi                                                                  31
     Energy-related business category vii                                                              2,750
     Energy-related business category viii                                                                 -
     Energy-related business category ix                                                              14,636
     Energy-related business category x                                                                    -
                                                                                                  __________
          Total current aggregate investment                                                          18,119           Line 4
------------------------------------------------------------------------------------------------------------------------------------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                                $638,786           Line 5
------------------------------------------------------------------------------------------------------------------------------------


Investments in gas-related companies:

----------------------------------------------------------------------------------------------------------------
Total current aggregate investment (categorized by major line of gas-related business):
     Gas-related business category i                                                                   $-
     Gas-related business category ii                                                                   -
         Total current aggregate investment                                                _________________
                                                                                                       $-
----------------------------------------------------------------------------------------------------------------

(a)  Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper and notes payable).

ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)


 -----------------------------------------------------------------------------------------------------------------------------------
                                             Other             Other
                 Major Line Of             Investment       Investment
                Energy-Related              In Last           In This         Reason for Difference
                   Business              U-9C-3 Report     U-9C-3 Report       In Other Investment
------------------------------------------------------------------------------------------------------------------------------------
Energy-related business category i*         $48,740          $48,475     In the third quarter of 2000, Industrial Energy
                                                                         Applications, Inc. repaid $265 of its money pool borrowings from Alliant Energy Resources, Inc.

Energy-related business category v*          $8,289           $8,289     No change.

Energy-related business category vi*         $2,569           $2,569     No change.

Energy-related business category vii*       $11,822          $11,822     No change.

Energy-related business category ix*         $5,274           $5,175     (a) In the third quarter of 2000, Oak Hill Pipeline L.P.
                                                                         made a distribution of $99 to Industrial Energy
                                                                         Applications Delaware, Inc.
------------------------------------------------------------------------------------------------------------------------------------

*  Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A.   FINANCIAL STATEMENTS:

Filed under confidential treatment pursuant to Rule 104 (b).


B.   EXHIBITS:

1.   Exhibit A - Certificate of Alliant Energy Corporation

2.   Copies of contracts required by Item 3:
B-1  Environmental services contract between Wisconsin Power and Light Company and RMT, Inc. dated July 7, 2000.
B-2  Service Agreement by and among Alliant Energy Resources, Inc., IPC Development Company, Inc. and Alliant Energy
     Corporate Services, Inc. - incorporated by reference to Exhibit 10.2 to Alliant Energy Corporation's Form 10-Q for the
     quarter ended June 30, 1998.

Copies of other contracts required to be provided by Item 3 have been filed under confidential treatment pursuant to Rule 104 (b).

                                  SIGNATURES



Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 28th day of November 2000.

ALLIANT ENERGY CORPORATION
Registrant

By:/s/John E. Kratchmer   Corporate Controller and Chief Accounting Officer
----------------------- (Principal Accounting Officer and Authorized Signatory) John E. Kratchmer

                                                                      Exhibit A


                          ALLIANT ENERGY CORPORATION
             222 West Washington Avenue, Madison, Wisconsin 53703

                                  CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
P.O. Box 19280
Springfield, Illinois 62794-9280

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854


ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By:/s/John E. Kratchmer   Corporate Controller and Chief Accounting Officer
----------------------- (Principal Accounting Officer and Authorized Signatory) John E. Kratchmer

Exhibit B-1

                                                       Agreement Number G0134005

                            RMT, INC. SERVICES AGREEMENT


      This AGREEMENT made and entered into this 7th day of July,
                                                ---        -----
2000, by and between Wisconsin Power and Light Company, hereafter called "Company," a Wisconsin public utility corporation having its principal offices at 222 W. Washington Avenue, Madison, Wisconsin, and RMT, Inc., a Wisconsin Corporation, whose principal offices are located at 744 Heartland Trail, P. O. Box 8923, Madison, Wisconsin 53708-8923, hereinafter called "Consultant."


      This Agreement supersedes all prior agreements between Company and Consultant.

      WHEREAS, it is the intention of the parties that Consultant will provide its services to Company under circumstances that may constitute Company and Consultant affiliated interests under sec. 196.52, Stats.; and

      WHEREAS, the parties desire to enter into an agreement whereby Consultant will provide its services to Company subject to the approval of the Public Service Commission of Wisconsin, pursuant to sec. 196.52, Stats.;

      NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

Section 1.  Scope of Work:
--------------------------
The Consultant shall perform the following services, providing all materials, tools, equipment, facilities, transportation and supplies necessary for the proper performance thereof, hereinafter called "Work":

      Professional consulting, engineering, and laboratory services for research, investigation, analysis, report preparation, operation and maintenance, and for services associated with design and construction as described in specific Work Authorizations under this Service Agreement. The Work may be undefined or of indefinite scope, or it may cover definitive projects.


For projects, such as those involving process development work, planning work, or environmental assessments, all activities are often initially not fully definable. As the project progresses, the facts uncovered may dictate a change in direction which may alter the scope of work. Consultant will keep Company informed of such situations so that any changes in scope can be negotiated as required.

The Company shall have the right to make any changes in the scope of Work, with the contract price being increased or decreased accordingly. The cost or credit for any such change shall be determined in accordance with Consultant's standard wage, salary and equipment schedules.

The Manager of Procurement, Material Management Department shall be the Company's designated representative for the purpose of Administration of this Agreement.

      Consultant will perform Work involving the transfer, storage, or disposal of hazardous wastes or materials as described in specific Work Authorizations signed by both parties under this Service Agreement.


      For construction services provided by Consultant, the Construction Management Supplement set forth on Exhibit A-1, which is attached hereto and incorporated herein by reference, will apply. For operation and maintenance services provided by the Consultant, the Operation and Maintenance Supplement set forth on Exhibit A-2, which is attached hereto and incorporated herein by reference, will apply.


Section 2.  Term of Agreement:
------------------------------
This Agreement shall become effective only upon execution and upon approval in writing by the Public Service Commission of Wisconsin and shall, from such effective date, continue in force until terminated by either party's giving six months' notice in writing of its desire to terminate the Agreement. This Agreement is subject to termination upon request by the Public Service Commission of Wisconsin. Termination hereunder shall operate to discharge only those obligations which are executory by either party on and after the effective date of termination. Any right (including but not limited to indemnity) or duty of a party based on either performance or breach of this Agreement, prior to the effective date of termination, shall survive.

Section 3.  Compensation:
-------------------------
So long as services and associated compensation provided hereunder by Consultant do not exceed ten percent (10%) of the total volume of such services and associated compensation provided by Consultant to all of its customers, Consultant will be paid for Work as indicated in the Consultant's wage, salary, and equipment fee schedules as set forth in this Agreement as Exhibit "B", which is attached hereto and incorporated herein by reference. Such exhibit is the same schedule of charges generally charged by Consultant to other clients. There will be no payment made at higher rates for overtime
or premium hours.   Exhibit "B" may be amended by submitting to the Company
an amended exhibit of applicable fees and charges. The amended and substituted exhibit shall become effective when a copy has been approved by the Company and returned to the Consultant. Such amended and substituted exhibit shall not be effective with respect to any specific Work Authorizations in effect as of the date of approval of such exhibit.

If the foregoing ten percent (10%) level is exceeded, compensation hereunder shall be at the lesser of Consultant's cost or market as defined in the
Services Agreement.   The parties do not expect or intend that services and
associated compensation provided by Company to Consultant shall ever exceed ten percent (10%) of the total volume of such services provided by Consultant to all of its customers.

Consultant shall render an invoice to the Company once a month or upon completion of Work, whichever occurs earlier. Payments shall be made to Consultant by the Company no later than thirty (30) days after receipt of an invoice.

3.1    Basis for Payment
------------------------

Payment for work performed under Work Authorization will be on a Fixed Range Time and Materials, Fixed Price basis, or Fixed Rate - Time and Materials, not to exceed, with performance bonus as defined below.

a.    Time and Materials

           Where the designated Basis for Payment is Time and Materials, Company shall reimburse Consultant for its professional Services and expenses as set forth in Exhibit B, Schedule of Charges-Standard Rate.

b.    Fixed Price

           Where the Basis for Payment is Fixed Price, Company shall pay Consultant the total set forth in the Work Authorization for all personnel, materials, services, equipment, and facilities necessary or incidental to the performance of the Services.

c.    Time and Materials, not to exceed, with performance bonus

           Where the designated basis for payment is Time and Materials not to exceed with performance bonus, Company shall reimburse Consultant for professional services and expenses, as set forth in Exhibit B, to total set forth in the Work Authorization. Payment shall be for personnel, materials, services, equipment, and facilities necessary or incidental to performance of services. A performance bonus will be applied to Work Authorizations that are completed below the total project amount set forth in the Work Authorization. The performance bonus will be a percentage of the cost saving recognized for an individual Work Authorization. The percentage awarded to Consultant will be specified in specific Work Authorizations.

3.2  Invoices and Payments
--------------------------

Consultant shall submit monthly to Company an invoice for the Services and charges authorized in the respective Work Authorization. RMT shall reference each invoice with the Work Authorization, and shall include a brief description of work performed.

a.    Time and Materials

           Where Basis for Payment is Time and Materials, the invoice shall include a summary of actual hours worked by RMT. Expenses incurred by RMT in the performance of the Work Authorization shall be itemized separately.

b.    Fixed Price

           Where the Basis for Payment is Fixed Price, the invoice shall be calculated as a percentage of the total project amount based on percent completed.

c.    Time and Materials, Not to Exceed, with Performance Incentive

           Where the Basis of Payment is Time and Materials, not to exceed, with performance incentive, the invoice shall include a summary of actual hours worked by Consultant. Expenses incurred by RMT in the performance of the Work Authorization shall be itemized separately. The performance incentive will be submitted with the last monthly invoice, if applicable.

RMT shall submit an invoice each month to the Authorized Representatives or its designee. Each invoice shall include a labor detail of each RMT employee's time. Each invoice shall be accompanied by a detailed statement of all Work completed during that month, including a comparison to the Work scheduled to be completed that month.

Section 4.  Performance:
------------------------
Consultant shall apply present engineering and/or scientific judgment and use a level of effort consistent with the standard of practice as measured on the date hereof and in the locale of the work when performing Work for Company. Except as set forth herein, Consultant makes no warranty expressed or implied, in fact or by law, whether of merchantability, fitness for any particular purpose or otherwise, concerning any of the materials or Work which may be furnished by Consultant to Company.

Section 5.  Work Authorizations or Purchase Order Releases:
-----------------------------------------------------------
When Company elects to award Work under the Agreement, it shall offer to do so by issuing to Consultant a written Work Authorization or Purchase Order Release which shall include, among other things, terms specifying the following:

      (a)  a full description of the Work;
      (b)  the location of the Work;
      (c) the dates for starting and completing the Work, or the period of time during which the Work is to be performed; and
      (d) a reference to Exhibit "B" which governs amounts to be paid to Contractor, and any special conditions or limitations on such amounts.

When a written Work Authorization or Purchase Order Release is offered by the Company to Consultant, Consultant shall accept or reject the offer within ten
(10) calendar days,unless some other time is stated in the Work Authorization or Purchase Order Release. If Consultant wishes to accept the offer contained in the Work Authorization, it shall sign the Work Authorization and return it to the Company, as specified in the Work Authorization letter. In the case of a Purchase Order Release, commencement of the Work shall indicate acceptance.

The Work Authorization will not be deemed as having been accepted by the Consultant until the signed acceptance is received by the Company. Failure of the Consultant to accept and the Company to receive a Work Authorization, unchanged, within the ten-day period shall release the Company from any contractual obligation to employ the Consultant to perform the offered Work.

In addition to the above provisions, if the Company determines it has an emergency situation in which the Consultant can be of assistance, the Company may orally offer Work to the Consultant. If the Consultant accepts the offer, the parties will commit the oral agreement to a written Emergency Work Authorization or Purchase Order Release as quickly as reasonable possible under the circumstances. This Emergency Work Authorization or Purchase Order Release will state that the Consultant was orally offered and orally accepted the award of Emergency Work.

Section 6.  Commencement of Work:
---------------------------------
Consultant shall not commence the Work awarded under a written Work Authorization, and the Company shall not be obligated to pay Consultant for Work commenced prior to Consultant's having effectively executed and the Company having accepted the Work Authorization.

Except as necessary to comply with the specific pre-conditions set out above, Consultant shall not commence the Work awarded under any Work Authorization, oral or written, and the Company shall not be obligated to pay Consultant for Work commenced prior to:

      (a) Consultant having delivered to the Company evidence of Consultant's meeting the insurance requirements set forth in Section 8, below, and;
      (b) Consultant having received from the Company any detailed drawings or specifications to which Consultant's Work is required to conform.

Section 7.  Company's Designated Representative:
------------------------------------------------
As used in this Agreement, "Company's Designated Representative" means the person specified in each written Work Authorization to be the liaison between the Company and the Consultant for the Work let under that Authorization. A copy of all correspondence concerning the authorized Work shall be sent to Company's Designated Representative specified in the applicable Work Authorization. Company reserves the right to designate different Representatives for each Work Authorization and to change its Designated Representative for any Work Authorization at any time.

Section 8.  Insurance:
----------------------
The Consultant shall carry the following types of insurance: worker's compensation, comprehensive general liability, automobile liability and professional liability. The minimum limits for worker's liability are established by the state law of each state where work is to be performed.
The comprehensive general liability shall have a contractual liability endorsement. The minimum limits for the comprehensive general liability coverage shall be bodily injury $1,000,000/$1,000,000, and property damage $1,000,000. The minimum limits for the automobile liability coverage shall be bodily injury $1,000,000/$1,000,000 and property damage $300,000. The automotive liability policies shall cover all owned, hired or rented automobiles used in work performed under this agreement by the Consultant.
In addition, an umbrella comprehensive liability policy providing $1,000,000 aggregate coverage shall be provided. The limits for the professional liability shall be $1,000,000 aggregate per year. Except for professional liability and Workers' Compensation, the Company shall be named as an additional insured on the above policies. Every certificate of insurance providing the coverages required herein shall contain the following clause:
"No reduction, cancellation or expiration of the policy shall become effective until thirty (30) days from the date written notice thereof is actually received by Owner." A certification of insurance shall be approved by the Company before the Consultant starts performance.

Section 9.  Indemnity and Liability:
------------------------------------
Consultant agrees to take all necessary precautions to safeguard the public against damages and injury. The Consultant agrees to save Company harmless from any and all damages, expenses, costs and attorneys' fees on account of injury to person, life or property or injury resulting in the death of any person or persons in any manner arising out of or in connection with the willful or negligent acts or omissions of Consultant in the performance of this Agreement or progress of the Work to be done hereunder and, in the even Company shall be made a party to any suit or litigation on account of injury or damage or alleged injury or damage to person, life or property or on account of any injury or alleged injury resulting in the death of any person or persons arising out of or in connection with the performance of this Agreement or progress of the Work to be done hereunder, Consultant shall defend such action on behalf of Company including claims and causes of action at common law or arising under any statute except under the Worker's Compensation Act, and, if judgment shall be obtained or claim allowed in any of said proceedings against Company, Consultant will pay and satisfy such judgment or claim in full.

The foregoing indemnity shall apply even though said injury to person, life or property or injury resulting in the death of any person or persons is caused by a violation by Company of the Wisconsin Safe Place Statute.

Section 10.  Confidentiality and Trade Secrets:
-----------------------------------------------
All reports, correspondence, documents and other information relating to this Work are exclusively Company property and are to be considered as proprietary and confidential. Consultant may not publish, release, disclose, or disseminate to anyone other than Company employees the results of any work performed or any information obtained from Work performed under this Agreement.

Materials which are reviewed by Consultant in the course of this Agreement may contain trade secrets which are the property of Company or which have been purchased or leased for use by Company. Consultant may not reveal any trade secret material to any person in any form and may not use the material himself for any purpose.

Consultant shall obtain statements from assistants or other personnel he employs to perform Work hereunder that they understand and agree to the terms of this Section. In addition Consultant shall sign the Company's standard Confidential Agreement, a copy of which is attached hereto and incorporated herein by reference.

Section 11.  Relationship of Parties:
-------------------------------------
It is the intention of the parties that Consultant have the legal status of independent contractor. Nothing shall operate or change or alter that relationship except further agreement between the parties in writing and specifically addressing the issue.

Consultant shall not sublet any portion of this Work without prior written approval of the Company. If permission is granted to sublet services, the Consultant shall remain solely responsible for the satisfactory completion of the Work and shall incorporate the terms and conditions of this Agreement in any and all subcontracting agreements.

Section 12:  Cooperation with Consultant:
-----------------------------------------
Company shall provide full information regarding its requirements for projects, together with such surveys, records concerning the subject matter of the projects, and communications with regulatory agencies of government, as shall be apropos to the projects. Company shall make its personnel who are acquainted with Company's requirements and the premises to which the projects relate available to Consultant at all reasonable times. Company shall designate representatives authorized to act on its behalf with respect to projects, which representatives shall promptly render decisions required. If Company should observe or otherwise become aware of any fault, defect, or problem concerning the project, Company shall give prompt written notice thereof to Consultant. In general, Company shall extend full cooperation to Consultant to the end that the projects can be promptly executed in an orderly manner.

Section 13.  Agreement Modifications:
-------------------------------------
The parties shall not enter into any amendment or rescission of this Agreement or of any provisions thereof unless such amendment or rescission shall have been approved in writing by the Public Service Commission of Wisconsin.

Company or Consultant may, from time to time, request modifications or changes to the scope of Work to be performed hereunder. Such changes, including increase or decrease in the amount of Consultant's compensation, which are mutually agreed by and between Company and Consultant shall be incorporated in this Agreement using an Agreement Modification.

Section 14.  Project Delays:
----------------------------
If Consultant is delayed at any time in the progress of Work for any specific activity by an act, failure to act or neglect of Company or Company's employees or any other party, by changes in the scope of the Work, or by delay authorized by Company and agreed to by Consultant, then the time for completion shall be extended. Consultant shall receive an equitable compensation adjustment if the delays caused by any of the above result in changes, require additional Work, or result in additional costs to Consultant.

Neither Consultant nor Company shall be liable for any delay caused by unforeseen circumstances including acts of force majeure, including without limitation, fires, flood, riots, strikes, by foreign or domestic governmental acts or regulations, by inclement weather, or by any cause beyond reasonable control.

Section 15. Estimate of Consultant's Cost:
------------------------------------------
When requested by Company, Consultant shall provide, in advance, estimates of the potential costs of any requested work.

Section 16.  Opinions of Cost:
------------------------------
Since Consultant has no control over the cost of labor, materials, equipment or services furnished by others, or over any contractor(s)' methods of determining prices, or over competitive bidding or market conditions, Consultant's opinion of probable construction/remediation costs and/or operations and maintenance costs provided for herein are to be made on the basis of Consultant's judgement as an experienced and qualified professional engineer and/or consultant, familiar with the construction industry. But, Consultant cannot and does not guarantee that proposals, bids, or total construction/remediation costs will not vary from opinions of probable cost prepared by Consultant. If prior to the bidding or negotiation phase, Company wishes greater assurance as to costs, Company shall employ an independent cost estimator.

Section 17.  Drug and Alcohol Use:
----------------------------------
Consultant agrees to take such measures as reasonably may be required to comply with the Company policy (which is described below) on the use, possession or sale of drugs or other controlled substances and alcohol while on the Company property or while engaged in work for the Company. Entry into the Company property by an employee of Consultant constitutes consent by the Consultant and its employees to a search or inspection of the person of the employee or any property, including motor vehicles, brought onto Company property by the employee. Any employee of Consultant found in violation of Company policy, or who refuses to permit an inspection of his person, or property brought onto Company property, may be removed and barred from Company property at the discretion of the Company.

Company policy regarding the use of drugs and consumption of alcohol, is as follows:

      The use, possession, or sale of narcotics, hallucinogens, depressants, stimulants, marijuana, or other controlled substances on Company Property or while in pursuit of Company business is prohibited. (This does not apply to medication prescribed by a licensed physician and taken in accordance with such prescription.) Consumption of alcohol on Company Property is also prohibited. The use of the above controlled substances or alcohol on or away from Company Property which adversely affects the employee's job performance, or may reflect unfavorably on public or governmental confidence in the manner in which the Company carries out its responsibilities, as determined by the Company is also prohibited.

Section 18.  Non-Discrimination in Employment:
----------------------------------------------
Consultant agrees that he is in compliance with the non-discrimination provisions of Paragraphs (1) through (7) of Section 202 of Executive Order No. 11246 of September 24, 1965 as amended, if applicable, and in connection with the performance of Work or the supply of materials under the terms hereof and to executive, such other Agreements or documents as may be required thereby and further agrees to comply with and submit a certification of compliance with Section 60-1.8 of the Rules and Regulations of the Office of Federal Contract Compliance, Equal Opportunity Commission, relating to segregated Facilities, if applicable. This provision as set forth in the Certificate of Compliance with Executive Orders and Regulations, WPL 4292, and so witnessed, shall become a part of the contract as though full set forth in the contract.

Section 19.  Right to Audit:
----------------------------
Consultant shall maintain accurate and detailed records, in accordance with generally accepted accounting principles consistently applied, of all expenditures or costs relating to any Work performed under this Agreement.

Company has the right to inspect, examine and make copies of any or all books, accounts, records and other writings of Consultant relating to the performance or cost of any Work done under this Agreement. These audit rights shall be extended to Company or to any representative designated by Company. Audits shall take place at times and locations mutually agreed upon by both parties, although Consultant must make the materials to be audited available within one (1) week of the request for them. Costs incurred in undertaking the audit will be borne by Company but costs incurred by Consultant as a result of Company exercising its right to audit will be borne by Consultant.

Section 20.  Assignment:
------------------------
This Agreement is to be binding on the heirs, successors and assigns of the parties hereto and is not to be assigned by either party without first obtaining the written consent of the other.

Section 21.  Notices:
---------------------
Any notices required or permitted to be sent may be delivered personally, or by telegram or certified mail, return receipt requested, to the signatories of this Agreement at the addresses set forth herein or such other addresses as the parties may designate.

Section 22.  Entire Agreement:
------------------------------
The terms and conditions set forth herein constitute the entire understanding of the parties relating to the provision of Work by Consultant to Company and shall be incorporated in all work orders and authorizations unless otherwise stated therein. This Agreement may be amended only by a written instrument signed by both parties and approved by the Public Service Commission of Wisconsin.

Section 23.  Severability:
--------------------------
Every part, term or provision of this Agreement is severable from others. Notwithstanding any possible future finding by duly constituted authority that a particular part, term or provision is invalid, void or unenforceable, this Agreement has been made with the clear intention that the validity and enforceability of the remaining parts, terms and provisions shall not be affected thereby.

Section 24.  Governing Law:
---------------------------
Unless specifically stated otherwise under, Special Terms and Conditions, this Agreement shall be governed by and interpreted pursuant to the laws of the State of Wisconsin.

Section 25.  Miscellaneous:
---------------------------
It is agreed and understood that Company reserve the right at any time to solicit quotes for similar work from other consultants and to contract with such other consultants.

The parties shall submit such reports as may be required by the Public Service Commission of Wisconsin as to the services supplied under this Agreement.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement, by their duly authorized agents.


RMT, INC.                                   WISCONSIN POWER & LIGHT COMPANY


By: \s\ Stephen D. Johannsen                By: \s\ Pamela J. Wagner
----------------------------                -------------------------------
By: Stephen D. Johannsen                    By:  Pamela J. Wagner
      (print name)

Title: President                            Title: Executive Vice President-
                                                   Corporate Services

Date:      6-28-00                          Date:      7-06-00

                                   EXHIBIT A-1

                       CONSTRUCTION MANAGEMENT SUPPLEMENT

      RMT, Inc. ("Consultant") agrees to provide, as an additional service, the procurement, administration, and management of on-site services of construction and remediation contractors to implement or effect the engineering and related recommendations developed by Consultant under the agreement entitled RMT, Inc. Services Agreement between Consultant and Wisconsin Power and Light Company ("Company"), and dated ______________, as amended. In so doing, Consultant will act as an independent contractor and enter into one or more subcontracts with construction and remediation SUBCONTRACTOR(S). Services provided by Consultant hereunder shall be subject to the Terms and Conditions of the aforementioned Agreement, and the provisions of this Construction Management Supplement. In the event of conflict or inconsistency, this Construction Management Supplement shall control:


1.    Authorization to Subcontract Construction Work:  Company expressly
      -----------------------------------------------
      authorizes Consultant to enter into, execute, and administer subcontract(s), provide construction management services, and take such other actions as necessary on behalf of Company with one or more construction SUBCONTRACTORS directed at achieving Company's objectives as defined in the Scope of Work for the project.


2.    Scope and Responsibility of Consultant:  In providing construction-phase
      ---------------------------------------
      services Consultant shall:

      (a) develop and submit for Company's review and approval a recommended Scope of Work for each construction subcontract contemplated. This will be based on Consultant's services provided under prior phases of this Project;

      (b) select appropriate subcontract pricing structures, e.g. lump sum, unit price, cost-plus;

      (c) solicit quotations, bids, or proposals (as Consultant deems appropriate) for the approved Scope of Construction Work;

      (d)  conduct site tours for prospective SUBCONTRACTORS;

      (e) based on its review of such quotations, bids, or proposals, and the entity providing them, select the SUBCONTRACTOR(S);

      (f) prepare appropriate subcontract documents, and submit them to Company for approval. Upon approval by the Company, execute them in RMT's name;

      (g) assist Company in securing necessary approvals and/or permits from governmental agencies having jurisdiction over the Project;

      (h)  monitor performance of the subcontract(s);

      (i)  keep the Company informed of the progress of the Work;

      (j) prepare and maintain a master schedule and a detailed schedule for the Work;

      (k) provide construction subcontract administration and coordination, including the coordination of resident engineering services with SUBCONTRACTOR activity;

      (l) regularly conduct project meetings with SUBCONTRACTOR - Company will attend as necessary;

      (m)  observe field tests and approve/disapprove results;

      (n) inspect the Work and notify SUBCONTRACTOR of Work that should be corrected;

      (o) review SUBCONTRACTOR invoices or applications for payment, and pay sums deemed due to the SUBCONTRACTOR(S) pursuant to the terms of the each subcontract covering the Work;

      (p) give notices on behalf of Consultant or Company, and comply with applicable laws, ordinances, rules, regulations, and lawful orders of governmental agencies relating to the Project;

      (q) initiate and administer a formal field change order process; consider and evaluate SUBCONTRACTOR'S and supplier's suggestions for modification in the Work and report to Company; prepare subcontract modifications impacting time and/or cost for completion of the Work which require Company's written approval; however, Consultant shall have authority to make changes in the design and construction consistent with the intent of the Project's contract drawings and specifications when such changes have no impact on time and/or cost for completion of the Project;

      (r) notify Company when the Work or an agreed-upon portion thereof is substantially completed by issuing a Certificate of Substantial Completion which shall establish the Date of Substantial Completion;

      (s) maintain in good order at the Project site, one (1) record copy of the contract drawings, specifications, product data, samples, shop drawings, and other contract modifications marked currently to record changes made during construction; one complete copy of record drawings and specifications will be provided to Company in the Construction Observation Report; and

      (t) maintain and duly authenticate all records and books of account under the Service Agreement in accordance with PSC requirements.

3.    Scope and Responsibility of SUBCONTRACTOR(S):  Company acknowledges that
      --------------------------------------------
      Consultant will employ subcontract terms that require the SUBCONTRACTOR(S) to:

      (a) provide, or cause to be provided, labor, materials, equipment, tools, consumables, construction equipment and machine, water, heat, utilities, transportation, and other facilities and services necessary for proper execution and completion of the Work, whether temporary or permanent and whether or not incorporated or to be incorporated in the Work;

      (b) be responsible for the management of lower tier subcontractor(s) and vendor(s) in performance of the SUBCONTRACTOR'S part of the Work;

      (c) be responsible for and coordinate all construction means, methods, techniques, sequences and procedures to accomplish SUBCONTRACTOR'S portion of the Scope of Work for the project;

      (d) be responsible for initiating, maintaining, and providing supervision of safety precautions and programs of SUBCONTRACTOR and lower tier subcontractors in connection with the Work;

      (e) warrant that all materials and equipment incorporated in the Work will be new, unless otherwise specified, and that the Work will be of good quality, free from improper workmanship and defective materials, and in conformance with the Project's subcontract drawings and specifications;

      (f) correct all Work performed under said Subcontract(s) which proves to be defective in material and/or workmanship within a period of one (1) year from the Date of Substantial Completion as defined hereinbefore; the warranty under this Subparagraph does not extend to any damage caused by other's misuse, negligence, or failure to follow operating instructions; further, the warranty does not cover any repairs, adjustments, alterations, replacements, or maintenance which may be required as a result of normal corrosion, normal erosion, or normal wear and tear in operation of the completed Project, or failure occasioned by operation or condition of service more severe than specified; all replacement parts, retrofit kits, and repaired parts are warranted for a period of one (1) year from the Date of Substantial Completion; prior to the Date of Substantial Completion and throughout the warranty period, any obligations under this warranty are limited to repair or replacement of the defective part or parts, free of charge, at the Project site;

      (g) pay all sales, consumer use, and similar taxes in effect at the time of the Work, as well as secure, in Company's name, any building or other permits and governmental fees, licenses, testing, and inspections necessary for the proper execution and completion of the Work;

      (h) be responsible to Consultant for the proven negligent acts or willful misconduct of its employees and any subcontractor(s) in privity of contract with it to perform a portion of the Work, including its agents and employees;

      (i) keep the Project Site free from accumulation of surplus materials and rubbish caused by ongoing construction operations; similarly, at the completion of the Work, remove, from and about the Project Site, its tools, construction equipment, machinery, surplus materials and rubbish; and

      (j) cooperate with Consultant, Company and other contractors at the Project Site as necessary to coordinate the Work with concurrent work that may be under way at the site, and shall similarly instruct its subcontractors.


4.    Responsibility of Company:  The responsibility of the Company is
      --------------------------
      acknowledged to be the following:

      (a) be responsible for the elimination or abatement of safety hazards created or otherwise resulting from work at the Project site by other persons or firms directly employed by Company as separate Contractors, and Company agrees to require any such separate Contractors and tenants to abide by and fully adhere to applicable provisions of federal, state and municipal safety laws and regulations, and Company's safety rules in effect at the project site, and to comply with all reasonable requests and directions of Consultant for the elimination or abatement of any such safety hazards at the Project site;

      (b) meet its obligations hereunder in a timely manner by promptly providing information, reviews, approvals/disapprovals, notices materials, services, payments and other things when due, scheduled, or needed to allow orderly progression of the work without undue cost, interference or delay;

      (c) retain full responsibility and liability for damage to Company premises and personal property caused by work on this Project is retained by the Company, except to the extent such damage is caused by negligent and willful acts by Consultant or the SUBCONTRACTOR(S);

      (d) provide information to Consultant and SUBCONTRACTOR(S) relative to site access, including gates, employee and equipment parking, material laydown areas, material and equipment receiving and disbursement areas, site operating rules, and restricted areas;

      (e) communicate to Consultant and SUBCONTRACTOR(S) standard operating and safety concerns, including safety, hazards associated with the general site, alarm signals, speed limits, evacuation procedures, hazardous work permit procedure, and material safety data sheets;

      (f) retain all safety responsibilities for the work site, except for the work of Consultant and its SUBCONTRACTOR(S) and their employees; and

      (g)  retain all security responsibilities for the work site.

5.    Funding:  Company agrees to provide Consultant funds sufficient to pay
      --------
      the SUBCONTRACTOR(S) consistent with a cash flow requirements. Fund transfers, whether by check, draft, electronic transfer or other means shall be in favor of Consultant, who will process SUBCONTRACTOR payment funds. Alternatively, Company agrees to honor Consultant invoices supported by approved completion notices or other evidence of work completed prior to Consultant's payment of SUBCONTRACTOR(S).


6.    Responsibility for Hazardous Materials or Samples:  Company acknowledges
      --------------------------------------------------
      that Consultant has had no role in generating, treating, storing, or disposing of hazardous materials that may be present at Project site; and Consultant has not benefited from the processes that produce such hazardous materials. Any hazardous materials encountered by or associated with Services provided by Consultant on the Project shall at no time be or become the property of Consultant. Any arrangement by Consultant for the treatment, storage, transport, or disposal of any hazardous materials, shall be construed as being made solely and exclusively on Company's behalf for Company's benefit, and Company shall indemnify and hold harmless Consultant and its SUBCONTRACTOR(S), consultants, agents, officers, directors, and employees from and against any and all liability which arises out of the treatment, storage, transport, or disposal of hazardous materials. Nothing contained within this "Service Agreement" shall be construed or interpreted as requiring Consultant to assume the status of a generator, storer, treater, or disposal facility as defined in any federal, state, or local statute, regulation, or rule governing treatment, storage, transport, and or disposal of hazardous materials.

      All samples of hazardous contaminants are the property and responsibility of Company and shall be returned to Company at the end of the Project for proper disposal. Alternative arrangements to ship such samples directly to a licensed hazardous waste disposal facility may be made at Company's request and expense.

                                  EXHIBIT A-2

                      OPERATIONS & MAINTENANCE SUPPLEMENT

      RMT, Inc. ("Consultant") agrees to provide, as an additional service, the procurement of materials and services, and to provide the on-site services necessary to operate and maintain the remediation facilities developed by Consultant under the Agreement entitled "RMT, Inc. Services Agreement" between Consultant and Wisconsin Power and Light Company ("Company"), and dated ______________, as amended. In so doing, Consultant will enter into one or more contracts for materials and parts supply, utilities, and repair services. Services provided by Consultant hereunder shall be governed by the Terms and Conditions of the aforementioned Agreement, and the provisions of this Operations & Maintenance Supplement ("Supplement"). In the event of conflict or inconsistency, this Supplement shall control:


1.    Authorization to Procure O&M Supplies and Repair Services:  Company
      ----------------------------------------------------------
      expressly authorizes Consultant to enter into, execute, and administer purchase orders and subcontracts, and take such other actions as necessary with one or more suppliers directed at achieving Company's objectives as defined in the Scope of Work for the project.


2.    Scope and Responsibility of Consultant:  In providing operation-phase
      ---------------------------------------
      services Consultant shall:

      (a) provide all necessary personnel and perform all operations required by the remedial action workplan on behalf of Company;

      (b)  perform all maintenance necessary to support operations;

      (c) develop and administer all approvals and sources of supply necessary for proper operations and maintenance, including, but not limited to, the following:

           (1)  develop  and  submit  for  Company's   review  and  approval  a
                recommended Scope of Supply for each supply contract contemplated. This will be based on Consultant's estimate of supplies and services to be required under this phase of the Project;

           (2) recommend appropriate contract pricing structures, e.g. lump sum, unit price, cost-plus, if requested by Company;

           (3) when authorized in writing by Company, solicit quotations, bids, or proposals (as Consultant deems appropriate) for the approved Scope of Supply;

           (4) based on its review of such quotations, bids, or proposals, and the entity providing them, select the suppliers, if requested to do so by the Company;

           (5) prepare and execute appropriate purchase order and contract documents;

           (6)  assist  Company  in  securing  necessary   operating  approvals
                and/or permits from governmental agencies having jurisdiction over the Project; and

           (7)  Administer the purchase orders and contracts;

     (d)  perform all analytical tests, and prepare all laboratory reports;

     (e) keep the Company informed of the operations via monthly operating reports;

     (f) provide for site management, safety and security on behalf of the Company to the extent requested by Company;

     (g)  provide     operations     management,     data    management,     and
          coordination/cooperation    with    governmental    agencies    having
          jurisdiction over the site;

     (h) review Supplier invoices or applications for payment, and pay sums due to the Supplier(s) pursuant to the terms of each contract or purchase order;

     (i) comply with applicable laws, ordinances, rules, regulations, and lawful orders of governmental agencies relating to the Project;

     (j) notify Company when the Operations or an agreed-upon portion thereof is substantially completed;

     (k) maintain operating records in good order for periodic inspection or audit by Company; and

     (l) sell any surplus materials or equipment for Company that were purchased under the Agreement, and remove any materials or debris created by Consultant hereunder to the satisfaction of Company. Consultant shall have first right of refusal to purchase any surplus equipment.

3.    Responsibility of Company:  The responsibility of the Company is
      --------------------------
      acknowledged to be the following:

      (a) be responsible for the elimination or abatement of safety hazards created or otherwise resulting from work at the Project site by other persons or firms directly employed by Company as separate Contractors not under management of Consultant, and Company agrees to require any such separate Contractors and tenants to abide by and fully adhere to applicable provisions of federal, state and municipal safety laws and regulations, and Company's safety rules in effect at the project site, and to comply with all reasonable requests and directions of Consultant for the elimination or abatement of any such safety hazards at the Project site;

      (b) meet its obligations hereunder in a timely manner by promptly providing information, reviews, approvals/disapprovals, notices, materials, services, payments and other things when due, scheduled, or needed to allow orderly progression of the work without undue cost, interference, or delay;

      (c) carry fire and extended coverage, and general liability insurance for its real and personal property, and retain full responsibility and liability for damage to such property caused by work on this Project, except to the extent such damage is caused by negligent and willful acts by Consultant or its Suppliers;

      (d) provide information to the Consultant relative to site access, including gates, employee and equipment parking, material laydown areas, material and equipment receiving and disbursement areas, site operating rules, and restricted areas;

      (e) communicate to the Consultant standard operating and safety concerns, including safety, hazards associated with the general site, alarm signals, speed limits, evacuation procedures, hazardous work permit procedure, and material safety data sheets; and

      (f) retain all safety and security responsibilities for the work site, except that the Consultant and its Suppliers are responsible for their employees.


4.    Compensation.  The Company will pay Consultant for the Services under
      ------------
      this Supplement in accordance with the Schedule of Charges that is attached to this Agreement as Exhibit B.


5.    Reimbursement of Payments to Vendors and Subcontractors:  Company agrees
      --------------------------------------------------------
      to provide Consultant funds sufficient to pay the Vendors and Subcontractors consistent with cash flow requirements. Fund transfers, whether by check, draft, electronic transfer or other means shall be in favor of Consultant, who will process Vendor payment funds through a segregated account. Alternatively, Company agrees to honor Consultant invoices supported by approved delivery reports or evidence of Vendor or Subcontractor progress prior to Consultant's payment of Vendor(s).


6.    Term and Termination.  The initial term of this Supplement shall
      ---------------------
      commence on the execution hereof, and shall thereafter automatically renew itself for successive periods of one (1) year each, unless either party gives written notice of its intention to terminate or amend this Supplement by giving at least thirty (30) days prior written notice to the other party. Notice shall be given in accordance with the provisions of Section 19 of the Agreement. The Term of Services and Schedule of Charges shall be as set forth in the Work Authorization. With respect to the Services provided under this Supplement, the term of the Agreement named at the beginning of this Supplement shall be extended as necessary to conform to the term of this Supplement.


7.    Limitation on the Scope of Services
      ------------------------------------

      (a) Nothing contained within this Supplement shall be construed or interpreted as requiring Consultant to assume the status of a generator, storer, treater, or disposal facility as those terms appear within the Resource Conservation Recovery Act, as amended (hereinafter "RCRA") or within any state statute governing the treatment, storage and disposal of waste. Company shall assume the responsibility for compliance with the provisions of RCRA and any state statue governing the treatment, storage, and disposal of waste. Company shall indemnify and hold harmless Consultant and its subcontractors, suppliers, consultants, agents, officers, directors, and employees from and against any and all liability, including strict liability, which arises out of the treatment, storage, transport, or disposal of hazardous materials, except to the extent such liability arises from the negligence, errors or omissions, or breach by Consultant, its subcontractors, consultants, agents, officers, directors, or employees.

      (b) Waste Materials addressed by or associated with Services provided by Consultant shall at no time be or become the property of Consultant or its subcontractors (except where expressly provided otherwise in the Remedial Project Service Description or where specifically provided for by the subcontract for such Services) and shall at all times be and remain Company's property. Any arrangements for the disposal, treatment, or transport of any Waste Materials or other materials which shall be made by Consultant or its subcontractors shall be construed as being made solely and exclusively for Company's benefit.

      (c) In the event the Company requests Consultant's assistance in meeting its obligations, as set forth in paragraphs 6(a) and (b) hereunder, then, Consultant, as requested and directed by Company, will provide the following:

           1. perform analytical testing to assist Company in the proper characterization of the waste manifest preparation;

           2. identify potential transporters and disposal facilities that may be used in the transportation and disposal of waste collected;

           3. enter into subcontract or purchase order arrangements with transporter and/or disposal facilities selected by Company; and

           4.   prepare manifests for Company's approval and execution.

                                    EXHIBIT B

                       SCHEDULE OF CHARGES - STANDARD RATE
                       January 1, 1997 - December 31, 1997

PERSONNEL CHARGES*
------------------
Senior Consultant..................................   $ 120-180/hour
Consultant, Project and Technical Management.......   $ 105-145/hour
Senior Project Technical...........................   $ 100-130/hour
Project Technical II...............................   $  85-115/hour
Project Technical I................................   $  75-105/hour
Staff Technical II.................................   $  65-95/hour
Staff Technical I..................................   $  55-85/hour
Senior Technician, Designer........................   $  60-90/hour
Technician II......................................   $  45-75/hour
Technician I.......................................   $  40-70/hour
Field/O&M Technician...............................   $  30-55/hour
Administration.....................................   $  30-55/hour
*Personnel include direct and contract employees.

      A percentage discount to personnel charges may be negotiated on an individual project basis. Any discount rate applied to personnel standard charges will be specified in the individual Work Authorizations and will be reflected on the affected invoices.

DISPUTE RESOLUTION SUPPORT:  Services in support of disputes
---------------------------
(arbitration, litigation, etc.) involving client's information or interests, such as responding to discovery requests and subpoenas, are chargeable at the above rates.

Testimony rates (court, deposition or hearing time) are 1.75 times the above rates, with a minimum of 4 hours per day.

OTHER CHARGES
-------------
Computer:  CADD, Modeling Appl. & other
      computer service charges, per hr.............  $ 25.00

Equipment Use......................................  Std. Rate Sheet

Facsimile Transmissions, per sheet.................  $ 2.00

Laboratory Analysis................................  Std. Rate Sheet

Prints:  Blueline, per sq. foot ..................   $  0.15

Reproduction, per sheet............................  $  0.15

Sample Storage:  Geotechnical and Soils Samples ...  $ 10.00/unit/first mo.
                                                     $  1.00/unit/mo. after

Vehicles:  Car, per mile ..........................  $  0.37
          Field Vehicle ......................       $ 50.00/day
                                                     plus $ 0.35/mile

Outside services, equipment, and facilities not furnished directly by RMT, Inc., will be billed at cost plus 15%, and may include, but are not limited to, the following:

 Aerial photography & mapping            Shipping
 Meals and lodging                       Bonds required by project or client
 Outside laboratory testing              Special fees, permits, insurance, etc.
 Printing and photographic reproduction  Subcontractors to RMT, Inc.
 Rental of equipment and vehicles        Supplies
 Sample disposal                         Telephone
                                         Transportation on public carriers

      A percentage discount may be negotiated on an individual project basis from the RMT standard charges (cost plus 15%) for all third party services, equipment, and facilities. Any discount rate applied will be specified in the individual Work Authorizations and will be reflected on individual invoices.

Payment terms:  Net thirty (30) days.  Thereafter, one percent (1%) interest per month on the unpaid balance will be charged.